UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 4, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Charm Communications, Inc.

File No. 333-165987 - CF#22198

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Charm Communications, Inc. submitted an application under Rule 406 requesting a grant of confidential treatment for information it excluded from the Exhibits to a Form F-1 filed on April 9, 2010, as amended.

Based on representations by Charm Communications, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.3.1	through December 31, 2012
Exhibit 10.3.2	through December 31, 2013
Exhibit 10.3.3	through December 31, 2014
Exhibit 10.3.4	through December 31, 2013
Exhibit 10.3.5	through December 31, 2014
Exhibit 4.7	through February 1, 2020
Exhibit 4.8	through February 1, 2020
Exhibit 4.10	through February 1, 2020
Exhibit 4.11	through February 1, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel